September 13, 2010

Mr. Jeff Jaramillo
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ITT Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Definitive Proxy Statement on Schedule 14A filed March 1, 2010
File No. 001-05672

Dear Mr. Jaramillo:
This letter is submitted on behalf of ITT Corporation (“ITT”) in response to comments received from the Securities and Exchange Commission staff (“Staff”), in a letter dated August 30, 2010 (the “Letter”), with respect to ITT’s Form 10-K for the fiscal year ended December 31, 2009 filed on March 1, 2010 (“2009 Form 10-K”), ITT’s Form 10-Q for the quarter ended June 30, 2010 filed on August 2, 2010 (“June 30, 2010 Form 10-Q”) and ITT’s Definitive Proxy Statement on Schedule 14A filed on March 29, 2010 (“2010 Proxy Statement”).
ITT appreciates the efforts of the Staff in this review process. Enhancement of the overall disclosures in our filings is an objective that we share with the Staff and one that we continuously consider in our filings. In connection with responding to your comments, we acknowledge that ITT is responsible for the adequacy and accuracy of the disclosures in our filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and that ITT may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
For comments which requested revised disclosures, we indicate in our response below which reporting period this information will begin appearing in our public filings. We will be revising our disclosures for these comments beginning with our Form 10-Q for the quarter ended September 30, 2010, and where applicable, the 2011 proxy statement.
Securities and Exchange Commission Staff Comments:
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Key Performance Indicators and Non-GAAP Measures, page 19
1.	We note the reference here and on page 20 to your usage of the non-GAAP measure “free cash flow.” Your disclosure of the explanation of the use of this non-GAAP measure is vague and does not appear to provide the disclosures required by Item 10(e) of Regulation S-K. Please revise your future filings to disclose the reasons why your management believes that presentation of this non-GAAP measure provides useful information to investors regarding your financial condition and results of operations. In addition, disclose the additional purposes, if any, for

September 13, 2010

which your management uses the measures and provide a reconciliation of the measure to the most directly comparable GAAP financial measure. Please refer to Question 102.07 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations (C&DIs) updated January 15, 2010 available at the SEC website:
http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.
ITT response:
ITT defines “free cash flow” as net cash provided by operating activities, as reported in the Statement of Cash Flows, less capital expenditures and other significant items that impact current results which management believes are not related to the Company’s ongoing operations and performance. As defined by ITT, free cash flow does not represent a residual cash flow available for discretionary expenditures, as we are subject to mandatory debt service requirements or other non-discretionary expenditures that are not deducted from operating cash flow when arriving at free cash flow. Further, we recognize that our definition of free cash flow may not be comparable to similar measures utilized by other companies.
ITT believes that the metric free cash flow provides a tool for investors to consider when evaluating our operating performance, liquidity and management of assets. This information can assist investors in assessing our financial performance and measures our ability to generate capital for deployment among competing strategic alternatives and initiatives, including, but not limited to, dividends, acquisitions, share repurchases and debt repayment. As such, when viewed in conjunction with cash provided by operating activities as reported in our Statement of Cash Flows, which is the most directly comparable GAAP financial measure, we believe the free cash flow metric provides investors with a more complete understanding of factors and trends affecting our financial condition and results of operations. ITT does not consider free cash flow to be a substitute for cash flow data prepared in accordance with GAAP. ITT does not use free cash flow when evaluating key performance measures other than that described above.
In future filings, we will expand our explanation of the term free cash flow and its relevance to investors. Below is an example of language we intend to add to future filings, with new disclosures underlined:
•	“free cash flow” defined as net cash provided by operating activities, as reported in the Statement of Cash Flows, less capital expenditures and other significant items that impact current results which management believes are not related to the Company’s ongoing operations and performance. The Company believes this measure is useful to investors in evaluating our financial performance and measures our ability to generate cash internally for competing strategic alternatives and initiatives, including, but not limited to, dividends, acquisitions, share repurchases and debt repayment. Our definition of free cash flow may not be comparable to similar measures utilized by other companies, and does not consider certain non-discretionary cash flow payments, such as debt and interest payments.
Further, in addition to the non-GAAP reconciliations previously disclosed, in future filings, we will provide a table that reconciles cash flow from operating activities to “free cash flow.” On a supplemental basis, provided below is a reconciliation of net cash provided by operating activities to free cash flow for the periods covered by ITT’s 2009 Form 10-K and our June 30, 2010 Form 10-Q. The amounts shown below should not be considered an alternative to net operating cash flow amounts provided in accordance with GAAP and disclosed in the Statements of Cash Flows.

	Year Ended December 31
	2009	2008	2007
Net cash provided by operating activities	$1,270	$1,120	$798
Deduct: Capital expenditures	(272)	(249)	(239)

September 13, 2010

	Year Ended December 31
	2009	2008	2007
Add: Discretionary pension contribution, net of tax	62	—	50
Add: Cash payment related to sale/leaseback included in capital expenditures	—	—	45

Free cash flow	$1,060	$871	$654

	Six Months Ended
	June 30
	2010	2009
Net cash provided by operating activities	$356	$546
Deduct: Capital expenditures	(106)	(87)

Free cash flow	$250	$459

Item 11. Executive Compensation, page 45
2.	You disclose on page 42 of your definitive proxy statement that you generally target the competitive median for total compensation and each component you pay, but that you may consider deviations from that median. However, it is unclear from your disclosure whether and to what extent the amounts of compensation you pay for each component and in the aggregate deviates from the targeted amount. Please tell us, and revise future filings to clarify. If the amounts you pay deviate materially from the targeted amounts, ensure that your response and revised disclosure in future filings discusses the reasons for the difference.
ITT response:
Except as discussed below, our named executive officers’ 2009 total compensation, which for this purpose consisted of base salary, annual incentive target opportunities, regular annual stock option and restricted stock grants (based on grant date fair value) and TSR (total shareholder return) award target opportunities, were generally aligned, individually and in the aggregate, with the competitive median compensation levels reflected in the Compensation Data Bank (“CDB”) survey described on pages 41-42 and 90 of the 2010 Proxy Statement.
Most of the deviations from the competitive median compensation levels were within what we consider to be a competitive range of approximately 10% above or below the market median. Deviations beyond this competitive range were primarily related to the relatively short tenure and experience levels of two of our named executive officers and a desire to tie a significant portion of certain of our named executive officers’ compensation to the achievement of sustained, long-term company performance. Following is additional clarification regarding the extent to which each of our named executive officer’s 2009 total compensation, and each component of total compensation, deviated from the market median compensation levels reflected in the CDB survey.
Mr. Loranger’s base salary was 7% below the market median, his target annual incentive was 10% below the market median, and his long-term incentives were 19% above the market median. In the aggregate, his total compensation was 9% above the market median. This emphasis on long-term incentive compensation and de-emphasis on base salary and short-term incentives reflects the compensation philosophy of the Compensation and Personnel Committee (the “Committee”) that the Chief Executive Officer’s compensation should be weighted more heavily toward ITT’s long-term performance, while remaining within a competitive range of the market median.
Ms. Ramos’ 2009 total compensation, and each component of her total compensation, were below the competitive range of the market median, reflecting Ms. Ramos’ short (two-year) tenure with ITT, and years of experience in her position. Specifically, Ms. Ramos’ base salary was 12% below the market median, her target annual incentive was 11% below the market median, and her long-term incentives were 20% below the market median. In the aggregate, Ms. Ramos’ total target compensation was 16% below the market median.

September 13, 2010

Ms. McClain’s 2009 total compensation, and each component of her total compensation (other than base salary), were slightly below the competitive range of the market median, reflecting Ms. McClain’s continued growth in her role as President, ITT Fluid and Motion Control. (Ms. McClain was named President, ITT Fluid and Motion Control in December 2008.) Specifically, Ms. McClain’s base salary was 7% below the market median, her target annual incentive was 12% below the market median, and her long-term incentives were 13% below the market median. In the aggregate, Ms. McClain’s total compensation was 11% below the market median. The forgoing percentages do not include a one-time retention award (in the form of restricted stock with a 5-year cliff vesting schedule) with a grant date value of $2 million that the Committee approved in 2009, as this was not part of Ms. McClain’s regular annual compensation.
Mr. Melcher’s 2009 total compensation, and each component of his total compensation, were below the competitive range of the market median, reflecting Mr. Melcher’s short (less than one year) tenure with ITT, having joined in August 2008, and the fact that he was new to his role as President, ITT Defense & Information Solutions. (Mr. Melcher was named President, ITT Defense Electronics & Services in December 2008, subsequently ITT Defense Electronics & Services was re-named ITT Defense & Information Solutions) Specifically, Mr. Melcher’s base salary was 27% below the market median, his target annual incentive was 42% below the market median, and his long-term incentives were 47% below the market median. In the aggregate, Mr. Melcher’s total target compensation was 41% below the market median.
Mr. Crum’s 2009 total compensation, and each component of his total compensation (other than his long-term incentives), were within a competitive range of the market median. Specifically, Mr. Crum’s base salary was 5% below the market median, his target annual incentive was equal to the market median, and his long-term incentives were 11% above the market median. In the aggregate, Mr. Crum’s total target compensation was 3% above the market median. The emphasis on long-term incentives reflected the Committee’s desire to focus Mr. Crum’s efforts on ITT’s long-term performance.
If we target our named executive officers’ total compensation or any compensation component to the competitive median or other level of peer group compensation in the future, we will provide disclosure in future filings that addresses to what extent such compensation deviates from the targeted amount, and we will discuss the reasons for any material deviations.
Signatures, page II-1
3.	In future filings, please include the signature of your principal accounting officer or controller in his or her individual capacity below the second paragraph of text required on the signatures page. We note that such signature currently appears only on behalf of the registrant.
ITT response:
In response to the Staff’s comment, in future filings we intend to add the signature of our principal accounting officer in his or her individual capacity below the second paragraph of text on the signatures page.
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Item 4. Controls and Procedures, page 37
4.	We note your disclosure that your Chief Executive and Chief Financial Officer believe your disclosure controls and procedures are effective “in identifying, on a timely basis, material information required to be disclosed in our reports filed or submitted under the Exchange Act.” The language that is currently included after the word effective in your disclosure appears to be superfluous, since the meaning of disclosure controls and procedures is established by

September 13, 2010

Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings, including any amendments, or revise the disclosure in those filings so that the language that appears after the word effective is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).
ITT response:
In response to the Staff’s comment, in future filings we intend to remove the defining language regarding disclosure controls and procedures that was included in the June 30, 2010 Form 10-Q after the word “effective”.
Definitive Proxy Statement on Schedule 14A
5.	From your disclosure on page 23 that the Nominating and Governance Committee “desires” a diverse board and that a nominee must meet unspecified requirements of your By-laws and Governance Principles, it is unclear whether that committee or your board actually considers diversity in identifying nominees. Please tell us, and revise future filings to disclose clearly, whether, and if so how, your corporate governance committee and board consider diversity in identifying nominees for directors. Ensure that your response and disclosure in future filings addresses, among other things, whether the requirements a nominee “must meet” under the documents you mention include the diversity considerations referenced in your document.
ITT response:
The Nominating and Governance Committee (the “Nominating and Governance Committee”) of ITT’s Board of Directors (the “Board”) desires that the Board be diverse in terms of its viewpoints, professional experience, education and skills as well as race, gender and national origin. In addition, ITT’s corporate governance principles state that as part of the membership criteria for new Board members, individuals must possess such attributes and experiences as are necessary to provide a broad range of personal characteristics including diversity, management skills, and technological, business and international experience. A copy of ITT’s Corporate Governance Principles and Charter is available on ITT’s website: http://itt.com/responsibility/governance/principles/#Selection.
On an annual basis, as part of the Board’s self-evaluation, the Board assesses whether the mix of Board members is appropriate for ITT. In addition, the Nominating and Governance Committee assesses the effectiveness of these criteria by referring to the criteria when it periodically assesses the composition of the Board. The Board actively seeks to consider diverse candidates for Board membership when it has a vacancy to fill.
As part of its process in identifying new candidates to join the Board, the Nominating and Governance Committee considers whether and to what extent the candidate’s attributes and experiences will individually and collectively complement the existing Board, recognizing that ITT’s businesses and operations are diverse and global in nature. As stated on page 24 of the 2010 Proxy Statement, the Nominating and Governance Committee reviews biographical information for candidates to the Board, and candidates participate in interviews with existing Board members and ITT’s management. Through this review and interview process, the Nominating and Governance Committee gleans information about nominees with respect to their experience, skills, abilities, backgrounds and perspectives.
Currently, the Board consists of ten directors. Out of the ten directors, two are female, one is African American and one is from India. The directors come from diverse professional backgrounds, including technology, financial and manufacturing industries as well as governmental and non-governmental agencies.
We will revise future filings to disclose clearly, whether, and if so how, the Nominating and Governance Committee and the Board consider diversity in identifying nominees for directors. These disclosures will address, among other things, whether the requirements a nominee must meet under ITT’s By-laws and Corporate Governance Principles include the diversity considerations that are taken into account during the director nominee process.

September 13, 2010

Please feel free to contact me at 914-641-2096 or Burt M. Fealing at 914-641-2041 should you require further information or have any questions.

Sincerely,
/s/ Janice Klettner
Janice Klettner
Vice President and Chief Accounting Officer

Copy to:	Kevin Kuhar Staff Accountant Securities and Exchange Commission

Jay Webb Accounting Reviewer Securities and Exchange Commission

Celia Soehner Securities and Exchange Commission

Geoff Kruczek Securities and Exchange Commission

Denise L. Ramos Senior Vice President and Chief Financial Officer ITT Corporation

Frank R. Jimenez Vice President and General Counsel ITT Corporation

Burt M. Fealing Vice President and Corporate Secretary ITT Corporation Richard B. Spitzer Dewey & LeBeouf LLP

Thomas Restivo Deloitte and Touche LLP